[LETTERHEAD]

January 7, 2008

Ms. Karen J. Garnett
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:       LG Holding Corporation (the Company)
Form SB-2 Registration Statement, Amendment No. 2
File Number: 333-146602

Dear Ms. Garnett;

This is in response to your December 27, 2007 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

Risk Factors, page 5

          1.  The Company has made the appropriate clarification.

We have a lack of liquidity and will need additional financing in the  future…page 6

2. The Company has made the appropriate disclosure.

Our Business Success is Linked Closely to the Business Cycle….page 6

3. The Company has made the appropriate clarification.

        Description of Business

   Operations, page 16

  4. The Company has provided additional disclosure.

 5. We have deleted the reference to profitability.

 Executive Compensation, page 19

Ms. Karen J. Garnett
January 7, 2008

  6. The Company has provided additional disclosure.

 PLEASE NOTE: THE FOLLOWING RESPONSES REGARDING THE FINANCIAL STATEMENTS HAVE BEEN PROVIDED BY THE COMPANY’S AUDITORS.

  Consolidated Balance Sheets, page F-2

7. Comment complied with. See sentence added to footnote 4.

Consolidated Statements of Cash Flows, page F-5

8. The cash flow statement is correct. The statement of operations on the Company’s response to the Staff’s November 8, 2007 contained a footing carrydown error. In the “Period From August 24, 2006 (Inception) Through January 31, 2007” column, the rows “Income (loss) before provision for income tax” and “Net income (loss)” should have stated $8,511 instead of $9,761, and the same rows in the column “Six Months Ended July 31, 2007 (Unaudited)” should have stated $(873) instead of $627. Both columns have been corrected, and now tie to the cash flow statement.

Note 5. Stock Offering, page F-10

9. The costs of the offering will be expensed. See wording added to footnote 5.

Exhibits

10. We have provided a new auditors consent.

11. We have provided a new legal opinion as Exhibit 5.1

12. We have made the appropriate corrections to the legal opinion.

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned at (303)793-0304. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

                                        /s/ David J. Wagner
      David J. Wagner